CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST
INDENTURE ACT OF 1939 OF A CORPORATION
DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)

HSBC Bank USA, National Association

(Exact name of trustee as specified in its charter)

N/A	20-1177241
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

1201 Market Street, Ste 1001
Wilmington, Delaware (Address of principal executive offices)	19801 (Zip Code)

Kevin T. O’Brien, SVP
HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York 10018-2706
Tel: (212) 525-1311
(Name, address and telephone number of agent for service)

PHH MORTGAGE TRUST, SERIES 2008-CIM1

(Exact name of obligor as specified in its charter)

Delaware	26-6331012
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
c/o LaSalle National Trust Delaware, as owner trustee 1201 North Orange Street, Suite 1000 Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

PHH MORTGAGE TRUST, SERIES 2008-CIM1

Mortgage-Backed Notes, Series 2008-CIM1
(Title of Indenture Securities)

General

Item 1. General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervisory authority to which it is subject.

Comptroller of the Currency, New York, NY.

Federal Deposit Insurance Corporation, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None

Items 3-15. Not Applicable

Item 16. List of Exhibits

Exhibit
T1A(i)	(1)	Copy of the Articles of Association of HSBC Bank USA, National Association.
T1A(ii)	(1)	Certificate of the Comptroller of the Currency dated July 1, 2004 as to the authority of HSBC Bank USA, National Association to commence business.
T1A(iii)	(2)	Certificate of Fiduciary Powers dated August 18, 2004 for HSBC Bank USA, National Association
T1A(iv)	(1)	Copy of the existing By-Laws of HSBC Bank USA, National Association.
T1A(v)		Not applicable.
T1A(vi)	(2)	Consent of HSBC Bank USA, National Association required by Section 321(b) of the Trust Indenture Act of 1939.
T1A(vii)		Copy of the latest report of condition of the trustee (December 31, 2007), published pursuant to law or the requirement of its supervisory or examining authority.
T1A(viii)		Not applicable.
T1A(ix)		Not applicable.

(1)

Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-118523 and incorporated herein by reference thereto.

(2)

Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-125197 and incorporated herein by reference thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 11th day of April, 2008.

HSBC BANK USA, NATIONAL ASSOCIATION

By:

/s/ Susie Moy

Susie Moy

Vice President

Exhibit T1A (vii)

	Board of Governors of the Federal Reserve System OMB Number: 7100-0036 Federal Deposit Insurance Corporation OMB Number: 3064-0052 Office of the Comptroller of the Currency OMB Number: 1557-0081
Federal Financial Institutions Examination Council	Expires March 31, 2009
	Please refer to page i, Table of Contents, for the required disclosure	1
	of estimated burden.

Consolidated Reports of Condition and Income for

A Bank With Domestic and Foreign Offices—FFIEC 031

Report at the close of business December 31, 2007            (20040630)

(RCRI 9999)

This report is required by law; 12 U.S.C. §324 (State member banks); 12 U.S.C.

§ 1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National Banks.

I,

Clive Bucknall, Controller

Name and Title of Officer Authorized to Sign Report

Of the named bank do hereby declare that these Reports of Condition and

Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and believe.

   /s/ Joseph R. Simpson

Signature of Officer Authorized to Sign Report

              02/4/2008

Date of Signature

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or

International Banking Facilities.

The Reports of Condition and Income are to be prepared in accordance with

Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of this

Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

/s/     Sal     H.          Alfieri

Director (Trustee)

/s/     Bernard J.      Kennedy

Director (Trustee)

/s/     Martin          Glynn

Director (Trustee)

Submission of Reports

Each Bank must prepare its Reports of Condition and Income either:

(a)

in electronic form and then file the computer data file directly with the banking agencies’ collection agent, Electronic Data System

Corporation (EDS), by modem or computer diskette; or

b)

in hard-copy (paper) form and arrange for another party to convert the paper report to automated for. That party (if other than EDS) must transmit the bank’s computer data file to EDS.

FDIC Certificate Number        5  7  8  9  0

For electronic filing assistance, contact EDS Call report Services, 2150 N.

Prospect Ave., Milwaukee, WI 53202, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page to the hard-copy f the completed report that the bank places in its files.

HSBC Bank USA, NATIONAL ASSOCIATION

http://WWW.BANKING.US.HSBC.COM Primary Internet Web Address of Bank (Home Page), if any (TEXT 4087) (Example: www.examplebank.com)
Legal Title of Bank (TEXT 9010) Wilmington City (TEXT 9130) DE 19801 State Abbrev. (TEXT 9200) ZIP Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

REPORT OF CONDITION

Consolidated domestic subsidiaries

HSBC Bank USA, National Association	of Buffalo
Name of Bank	City

in the state of New York, at the close of business December 31, 2007

ASSETS
		Thousands of dollars
Cash and balances due from depository institutions:
a. Non-interest-bearing balances currency and coin		3,545,002
b. Interest-bearing balances		5,401,877
Held-to-maturity securities		2,815,872
Available-for-sale securities		19,675,607
Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold in domestic offices		975,000
b. Securities purchased under agreements to resell		12,700,890
Loans and lease financing receivables:
Loans and leases held for sale		5,269,632 1
Loans and leases net of unearned income	88,870,907
LESS: Allowance for loan and lease losses	1,413,775
Loans and lease, net of unearned income, allowance, and reserve		87,457,132
Trading assets		35,718,014
Premises and fixed assets		554,779
Other real estate owned		69,438
Investments in unconsolidated subsidiaries		307,549
Customers' liability to this bank on acceptances outstanding		NA
Intangible assets: Goodwill		2,111,113
Intangible assets: Other intangible assets		534,009
Other assets		7,355,612
Total assets		184,491,526
LIABILITIES Deposits:
In domestic offices		81,997,670 1
Non-interest-bearing	13,873,344
Interest-bearing	68,124,326
In foreign offices		37,760,575

Non-interest-bearing	1,029,503
Interest-bearing	36,731,072

Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased in domestic offices		2,073,600
b. Securities sold under agreements to repurchase		2,247,277

Trading Liabilities		16,222,307
Other borrowed money		24,334,913
Bank's liability on acceptances		NA
Subordinated notes and debentures		4,111,179
Other liabilities		4,201,716
Total liabilities		172,949,237
Minority Interests in consolidated Subsidiaries		272
EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common Stock		2,000
Surplus		10,122,604
Retained earnings		1,769,186
Accumulated other comprehensive income		-351,773
Other equity capital components		0
Total equity capital		11,542,017
Total liabilities, minority interests and equity capital		184,491,526